1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

January 20, 2016

Ms. Lisa Larkin

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Re:                             Morgan Stanley Select Dimensions Investment Series (the “Fund”)

(File No. 811-07185)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 7, 2016 relating to the Special Meeting of Shareholders (the “Meeting”) of the Money Market Portfolio (the “Portfolio”), an existing series of the Fund, being held to consider and vote upon a proposal to change the Portfolio’s fundamental investment restriction regarding industry concentration.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about January 20, 2016.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.                           Please include the time of the meeting on page 2.

Response 1.          We have revised the disclosure accordingly.

Comment 2.                            Please include a period at the end of the last sentence on page 9.

Response 2.          We have revised the disclosure accordingly.

Comment 3.                            Please include the voting instruction card in the definitive filing.

Response 3.          We confirm that the voting instruction card is included in the definitive filing.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai